UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above).

      [X]   Merger

      [  ]  Liquidation

      [  ]  Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

      [  ]  Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.    Name of fund:     SouthTrust Funds

3.    Securities and Exchange Commission File No.:  811-6580

4.    Is this an initial Form N-8F or an amendment to a previously filed
      Form N-8F?

      [X]   Initial Application           [  ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

            Federated Investors Tower
            5800 Corporate Drive
            Pittsburgh, PA  15237-7010

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Seana N. Banks
            Reed Smith LLP
            12th Floor
            1001 Liberty Avenue
            Pittsburgh, PA  15222-3779
            (412) 288-6340


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 promulgated thereunder are maintained at one of the following locations:

                  Reed Smith LLP
                  Investment and Asset Management Group (IAMG)
                  Federated Investors Tower
                  12th Floor
                  1001 Liberty Avenue
                  Pittsburgh, PA  15222-3779
                  (412) 288-3131
                  Attention: Fred Leech

                  Federated Services Company
                  Federated Investors Tower
                  1001 Liberty Avenue
                  Pittsburgh, PA  15222-3779
                  (412) 288-4880
                  Attention: General Counsel

                  Federated Securities Corp.
                  Federated Investors Tower
                  1001 Liberty Avenue
                  Pittsburgh, PA  15222-3779
                  (412) 288-4880
                  Attention: General Counsel

                  Evergreen Investment Management Company
                  200 Berkeley Street
                  Boston, MA  02116
                  (617) 210-3200
                  Attention: General Counsel

                  State Street Bank & Trust Company
                  P.O. Box 8600
                  Boston, MA  02266
                  (617) 662-2401
                  Attention: William Monaghan

                  Evergreen Services Company LLC
                  200 Berkeley Street
                  Boston, MA  02116
                  (617) 210-3200
                  Attention: General Counsel

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


8.    Classification of fund (check only one):

      [X]   Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]   Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

            Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  SouthTrust Investment Advisors (thru January 2, 2005) 420 North 20th Street
                  Birmingham, AL  35203

                  Evergreen Investment Management Company
                 (as of January 3, 2005)
                  200 Berkeley Street
                  Boston, MA  02116

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  Federated Securities Corp.
                  Federated Investors Tower
                  1001 Liberty Avenue
                  Pittsburgh, PA  15222-3779

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):
                  N/A
      (b)   Trustee's name(s) and address(es):
                  N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [X]   No

      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors
            concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes         [  ]  No

      If Yes, state the date on which the board vote took place:

            December 9, 2004


      If No, explain:


(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes         [  ]  No

      If Yes, state the date on which the shareholder vote took place:

            March 16, 2005

      If No, explain:


II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]   Yes         [  ]  No

      (a) If Yes, list the date(s) on which the fund made those distributions:

            March 21, 2005


      (b)   Were the distributions made on the basis of net assets?

            [X]   Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [X]   Yes         [  ]  No


      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [  ]  No


            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17.   Closed-end funds only:
      Has the fund issued senior securities?

      [  ]        Yes         [  ]  No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:


18.   Has the fund distributed all of its assets to the fund's shareholders?

      [ X ]     Yes                 [  ]  No

     Acquisition of the assets of the six SouthTrust portfolios into comparable portfolios of the Evergreen Funds is as follows: SouthTrust Growth Fund, by and in exchange for Evergreen Strategic Growth Fund, SouthTrust Bond Fund, by and in exchange for Evergreen Core Bond Fund, SouthTrust Income Fund, by and in exchange for Evergreen Short Intermediate Bond Fund, SouthTrust U.S. Treasury Money Market Fund, by and in exchange for Evergreen Treasury Money Market Fund, SouthTrust Value Fund, by and in exchange for Evergreen Disciplined Value Fund and SouthTrust Alabama Tax-Free Income Fund, by and in exchange for Evergreen Alabama Municipal Bond Fund.

      If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [X]   No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [X ]  No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?
               [  ]  Yes      [  ]  No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [X]   No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses: No expenses were borne by the Fund

            (ii)  Accounting expenses: No expenses were borne by the Fund

            (iii) Other expenses (list and identify separately):
                  No expenses were borne by the Fund

            (iv)  Total expenses (sum of lines (i)-(iii) above):
                  No expenses were borne by the Fund

      (b)   How were those expenses allocated? N/A

      (c)   Who paid those expenses?

     Evergreen Investment Management Company paid all expenses associated with each Acquiring Fund's and Selling Fund's participation in the Reorganization. Reorganization expenses include, without limitation: (a) expenses associated with the preparation and filing of the Proxy Materials; (b) postage; (c) printing; (d) accounting fees; (e) legal fees incurred by each Fund; (f) solicitation costs of the transaction; and (g) other related administrative or operational costs.

      (d)   How did the fund pay for unamortized expenses (if any)? N/A


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]        Yes         [X]   No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:



V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [X]   No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [X ]  No

      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:

            Evergreen Strategic Growth Fund
            Evergreen Core Bond Fund
            Evergreen Short Intermediate Bond Fund
            Evergreen Treasury Money Market Fund
            Evergreen Disciplined Value Fund
            Evergreen Alabama Municipal Bond Fund

      (b) State the Investment Company Act file number of the fund surviving the Merger:

            811-08365 - Evergreen Select Fixed Income Trust
            811-05300 - Evergreen Money Market Trust
            811-08367 - Evergreen Municipal Trust
            811-08413 - Evergreen Equity Trust

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            Evergreen Select Fixed Income Trust
            Form N-14AE
            Filed December 17, 2004 and December 20, 2004
            File Nos. 333-121414 and 333-121441

            Evergreen Money Market Trust
            Form N-14AE
            Filed December 17, 2004
            File No. 333-121412

            Evergreen Municipal Trust
            Form N-14AE
            Filed December 17, 2004
            File No. 333-121403



            Evergreen Equity Trust
            Form N-14AE
            Filed December 17, 2004 and December 20, 2004
            File Nos. 333-121404 and 333-121446


      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned stated that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SouthTrust Funds, (ii) he is the Secretary of SouthTrust Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                    /s/John D. Johnson
                                    John D. Johnson
                                    Secretary